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 This announcement  is neither an offer  to purchase nor a solicitation  of an offer to sell Shares.  The Offer is made solely  by the Offer to Purchase dated  February 18, 1998 and the  related Letter of Transmittal  and is being made to all holders of Shares. The Offer is not being made to
        (nor will tenders be accepted from  or on behalf of) holders  of
         Shares in any  jurisdiction in which the making  of the Offer or the acceptance thereof would not be in compliance with
            the  laws  of such  jurisdiction.  In any  jurisdiction
              where  the  securities,  blue  sky  or  other  laws
                require the  Offer  to  be made  by  a  licensed
                 broker or dealer, the Offer will be deemed to
                   be made  on behalf  of Sprint  Corporation
                    by  SBC Warburg Dillon  Read or  one or
                      more registered  brokers or dealers
                      licensed  under  the  laws of  such
                      jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH

                        1,250,000 SHARES OF COMMON STOCK

                                       OF

                            EARTHLINK NETWORK, INC.

                                       AT

                              $45.00 NET PER SHARE

                                       BY

                               SPRINT CORPORATION

  Sprint Corporation, a Kansas corporation (the "Purchaser"), is offering to purchase 1,250,000 shares of Common Stock, par value $0.01 per share (the "Shares"), of EarthLink Network, Inc., a Delaware corporation (the "Company"), at $45.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").


             THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL
            EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY,
                 MARCH 20, 1998, UNLESS THE OFFER IS EXTENDED.


  THE OFFER IS CONDITIONED UPON (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW) 1,250,000 SHARES, (2) THE CONDITIONS TO THE OBLIGATIONS OF THE PURCHASER, SPRINT COMMUNICATIONS COMPANY L.P., A DELAWARE LIMITED PARTNERSHIP ("SPRINT L.P."), DOLPHIN, INC., A DELAWARE CORPORATION ("NEWCO"), DOLPHIN SUB, INC., A DELAWARE CORPORATION ("NEWCO SUB") AND THE COMPANY TO CONSUMMATE THE OFFER AS DESCRIBED IN THE OFFER TO PURCHASE HAVING BEEN SATISFIED OR WAIVED AND (3) THE EXPIRATION OR TERMINATION OF ALL WAITING PERIODS IMPOSED UPON CONSUMMATION OF THE OFFER AND THE OTHER TRANSACTIONS DESCRIBED IN THE OFFER TO PURCHASE BY THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER, AS WELL AS THE OTHER CONDITIONS DESCRIBED IN THE OFFER TO PURCHASE.
  The Purchaser and the Company have determined to enter into a strategic alliance to provide Internet access and related services on a collaborative basis. The purpose of the Offer and the related investments being made by the Purchaser pursuant to the Investment Agreement is to benefit from the enhanced capabilities for growth and financial and strategic success by joining forces with the Company, but not to acquire or influence control of the Company's business.
  The Offer is being made pursuant to an Investment Agreement, dated as of February 10, 1998 among the Purchaser, Sprint L.P., Newco, Newco Sub and the Company (the "Investment Agreement"). Upon consummation of the transactions contemplated by the Investment Agreement, including the Offer, the Purchaser will own approximately 11.1% of the total number of issued and outstanding Shares (based on the number of Shares outstanding as of February 13, 1998).
  Immediately following consummation of the Offer, Newco Sub will merge into the Company (the "Merger") and all of the Company's outstanding Shares will be converted into common stock, par value $.01 per share of Newco ("Newco Common Stock"), except for Shares receivable upon the exercise of warrants and certain other rights to acquire Shares which are not amended prior to the Merger to become exercisable only for Newco Common Stock (which are not expected to exceed 8% of the outstanding Shares after the Merger). In connection with the Merger, Sprint L.P. will transfer all of its Internet subscribers and certain other assets in exchange for convertible preferred stock of Newco which, upon conversion, would result in the Purchaser and its affiliates owning, together with the Shares acquired in the Offer and converted in the Merger into Newco Common Stock, approximately 26.6% of the shares of Newco Common Stock on a fully diluted basis (increasing to 28.8%, in the aggregate, on fully diluted basis upon payment of all payment-in-kind dividends on such convertible preferred stock and subsequent conversion of Newco Common Stock). As used herein, "fully diluted basis" takes into account the conversion or exercise of all outstanding options and other warrants and securities exercisable and convertible into shares of Newco Common Stock. The Purchaser has also agreed to loan Newco and the Company up to $100 million over the next three years, which indebtedness will be convertible into Newco Common Stock at the rate of 130% of the average market price of Newco Common Stock for the 30 trading days preceding the applicable loan.
  As a condition and inducement to the Offer, the Merger and the other transactions contemplated by the Investment Agreement, certain stockholders of the Company owning 35.3% of the outstanding Shares have agreed to tender their Shares into the Offer and certain stockholders of the Company owning 61.4% of the outstanding Shares have agreed to vote their Shares in favor of the Merger and such other transactions.
  THE BOARD OF DIRECTORS OF THE COMPANY HAS, BY UNANIMOUS VOTE OF ALL DIRECTORS, APPROVED THE OFFER AND THE OTHER TRANSACTIONS DESCRIBED IN THE OFFER TO PURCHASE AND DETERMINED THAT THE TERMS OF THE OFFER AND SUCH OTHER TRANSACTIONS, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND RECOMMENDS THAT ALL STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.
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  For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares that have been validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to American Stock Transfer & Trust Company (the "Depositary") of the Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting such payment to tendering stockholders. In all cases, payment for shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or timely confirmation of book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company pursuant to the procedures described in Section 2 of the Offer to Purchase), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 2 of the Offer to Purchase)), and (iii) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid on the purchase price, regardless of any extension of the Offer or any delay in making such payment.
  The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, March 20, 1998, unless and until the Purchaser shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire. The Purchaser expressly reserves the right, in its sole discretion (but subject to the terms of the Investment Agreement), at any time or from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary. The Purchaser shall not have any obligation to pay interest on the purchase price for tendered Shares in the event the period of time during which the Offer is open is extended for any reason. Due to the need for a special meeting of the Company's stockholders to be held to obtain approval of the Merger and related matters, it is anticipated that the Purchaser will extend the period of time in which the Offer is open. However, there can be no assurance that the Purchaser will exercise its right to extend the Offer (other than as required by the Investment Agreement). Any extension of the Offer will be followed by a public announcement thereof no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares.
  If more than 1,250,000 Shares are validly tendered prior to the Expiration Date and not properly withdrawn, the Purchaser will, upon the terms and subject to the conditions of the Offer, accept such Shares for payment on a pro rata basis, with adjustments to avoid purchases of fractional Shares, based upon the number of Shares validly tendered prior to the Expiration Date and not properly withdrawn. Because of the difficulty of determining precisely the number of Shares validly tendered and not properly withdrawn, if proration is required, the Purchaser would not expect to announce the final results of proration immediately after the Expiration Date. The Purchaser will announce the preliminary results of proration by press release as promptly as practicable after the Expiration Date, and expects to be able to announce the final results of proration approximately three Nasdaq National Market trading days after the Expiration Date. Holders of Shares may obtain such preliminary information and final results from the Depositary or the Information Agent, and also may be able to obtain such information from their brokers.
  Except as otherwise provided in this paragraph, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after April 20, 1998. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in Section 2 of the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfers as set forth in Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for any purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 of the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, whose determination will be final and binding.
  The Company has agreed to furnish the Purchaser with copies of the Company's stockholder lists and security position listings. The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholders lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.
  The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
  THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
  Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at the Purchaser's expense.
  Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager.
                    THE INFORMATION AGENT FOR THE OFFER IS:
                             D.F. KING & CO., INC.
                                77 Water Street
                            New York, New York 10005
                            Toll-free 1-800-859-8515
                                       or
                          Call Collect (212) 269-5550
                      THE DEALER MANAGER FOR THE OFFER IS:
                          SBC WARBURG DILLON READ INC.
                               535 Madison Avenue
                            New York, New York 10022
                                 (212) 906-7530

February 18, 1998